UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Addition of a new first-tier subsidiary

On September 2, 2013, KB Financial Group Inc. (“KB Financial Group”) disclosed that it added Yehansoul Savings Bank as a wholly-owned first-tier subsidiary. Key details are as follows:

1.	Information regarding the new first-tier subsidiary:

A.	Company name: Yehansoul Savings Bank

B.	Primary areas of business: Savings banking

C.	Key financial figures as of June 30, 2013:

•	Total Assets (KRW): 611,371 million

•	Total Liabilities (KRW): 579,884 million

•	Total Stockholders’ Equity (KRW): 31,487 million

•	Capital Stock (KRW): 43,744 million

2.	Date of addition: September 2, 2013 (the date of purchase of shares)

3.	Total number of affiliated companies of KB Financial Group after the addition of Yehangsoul Savings Bank as a first-tier subsidiary: 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 3, 2013	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO